FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 27, 2006.

Luxottica 1Q06 operating income rises by 40.3%,

twice the growth in sales

Cash dividend for fiscal year 2005 to increase by 26%

Milan, Italy – April 27, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in eyewear, today announced consolidated U.S. GAAP results for the first quarter of 2006 and the proposed cash dividend payment for fiscal year 2005.

Financial highlights for the first quarter of 2006(1)

•Consolidated sales: €1,262.0 million (+21.7%; +14.2% at constant exchange rates)

- Retail sales: €890.9 million (+17.7%); retail comparable store sales(2): +8.3%

- Total wholesale sales: €455.6 million (+39.4%; +34.6% at constant exchange rates)

•Consolidated operating income: €191.5 million (+40.3%); operating margin: 15.2%

- Retail operating income: €112.1 million (+46.6%); retail operating margin: 12.6%

- Wholesale operating income: €118.4 million (+52.3%); wholesale operating margin: 26.0%

•Consolidated net income: €103.2 million (+35.3%); net margin: 8.2%

•Earnings per share: €0.23 (U.S.$0.27 per ADS)

Other news highlights

•     Board recommends the appointment of two new independent directors, bringing the total to six out of 14

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Our strong results for  the first quarter represent a particularly encouraging beginning for 2006. Sales were up  significantly in both wholesale and retail, by 39.4 percent and 17.7 percent, respectively, reflecting continued strength in our wholesale business and strong execution on our retail strategy - both in North America and Asia-Pacific. I am especially pleased with the significant improvement in profitability for the quarter, reflected in a year-over-year 200 basis points rise in consolidated operating margin.”

“Results of our wholesale division were extremely positive, with strong sales performance in all the markets where we operate. Fashion and luxury brands across our entire brand portfolio - especially Prada, Bvlgari and Chanel in addition to the recently launched Dolce & Gabbana collections – enjoyed strong demand. Ray-Ban had another strong quarter, after the spectacular growth experienced in 2005 and three consecutive years of 20 percent growth. Operating margin for the entire wholesale division for the quarter improved to 26.0 percent, up year-over-year by 220 basis points.”

This was another strong quarter for the Group’s retail operations, with operating income rising significantly above the improvement in sales. In North America, overall performance across the entire division was above that of the premium retail sector in that market. Both LensCrafters and Sunglass Hut posted double-digit comparable sales growth – the fourth such quarter in a row for Sunglass Hut – while Pearle Vision enjoyed a second consecutive quarter of positive comparable store sales, while profitability for the quarter more than doubled. In Asia-Pacific, results were strong within the Group’s optical business both in terms of sales and profitability following the repositioning of the OPSM brand and strong demand for Luxottica fashion brands. On the profitability front, the overall strong performance resulted in an improvement of 250 basis points in operating margin for the entire retail division to 12.6 percent.

Results for the quarter reflected the impact of non-cash expenses for stock options(3) of €11 million, compared with no impact for the first quarter of 2005. For the full year, the Group expects a total impact of approximately €25 million.

Luxottica Group’s net debt position on March 31, 2006, was €1,457.4 million, up from €1,435.2 million on December 31, 2005, as a result of the impact on working capital levels in conjunction with the strong rise in sales over the period.

Luxottica Group’s consolidated U.S. GAAP results for the first quarter of 2006 were approved today by its Board of Directors.

Proposed dividend for fiscal year 2005 and other Board resolutions

The Board of Directors today also scheduled the Company’s Ordinary and Extraordinary Shareholders’ Meetings for June 14, 2006, on first call, and for June 15, 2006, on second call.

At the Ordinary Meeting, the Board of Directors has approved Luxottica Group’s International  Financial Reporting Standards (IFRS) financial statements for fiscal year 2005(4) and will propose  to shareholders a 26 percent increase in the cash dividend to be paid for fiscal year 2005 to  €0.29 per ordinary share and per American Depositary Share (ADS) (one ADS represents one  ordinary share). For fiscal year 2004, shareholders approved the payment of a cash dividend of  €0.23 per ordinary shares and ADS.

The proposed cash dividend will be paid to holders of record of ordinary shares as of June 16,  and to holders of record of ADRs as of June 21. The ex-dividend date for both holders of ordinary  shares and ADRs will be June 19, 2006. Luxottica Group will make the dividend payable in Euro  to holders of ordinary shares on June 22, 2006. Deutsche Bank Trust Company Americas, the  depositary of Luxottica Group’s ordinary shares represented by ADRs, will make the dividend  payable in U.S. Dollars to ADR holders on June 29, 2006, at the Euro/U.S. Dollar exchange rate  of June 22, 2006. Information regarding the tax regime applicable to the payment of Luxottica  Group dividends will shortly be available from the Group’s corporate website at  www.luxottica.com.

At the Meeting, the Board of Directors will submit to shareholders for approval the increase of  the maximum number of directors to 15, from the current 12 to allow for the appointment of  Claudio Costamagna, formerly chairman of the investment banking division of Goldman Sachs for  Europe, Middle East and Africa (EMEA), and Roger Abravanel, director of the Italian practice of  consulting firm McKinsey & Co., increasing the number of independent directors of the Board to 6.

At the Ordinary Meeting, the Board of Directors will submit to shareholders for approval, in  accordance with Italian law, the Group’s IFRS statutory financial statements for fiscal year 2005.  Luxottica Group’s communications to the financial community are and will continue to be made in accordance with US GAAP. Luxottica Group consolidated U.S. GAAP results for fiscal year 2005 were announced on January 31, 2006.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores in  North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray- Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others,  license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and  Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO.  In addition to a global wholesale network that touches 120 countries, the Group manages leading  retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman &  Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and  manufactured in six Italy-based high-quality manufacturing plants and in the only China-based  plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group  (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on  the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined  in the Private Securities Litigation Reform Act of 1995. Such statements involve risks,  uncertainties and other factors that could cause actual results to differ materially from those  which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations  in exchange rates, economic and weather factors affecting consumer spending, the ability to  successfully introduce and market new products, the availability of correction alternatives to  prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce  costs, the ability to effectively integrate recently acquired businesses, including Cole National,  risks that expected synergies from the acquisition of Cole National will not be realized as  planned and that the combination of Luxottica Group’s managed vision care business with Cole  National will not be as successful as planned, the impact of the application of APB 25  (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123  (R) as well as other political, economic and technological factors and other risks referred to in  Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forwardlooking  statements are made as of the date hereof and, under U.S. securities regulation,  Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

- TABLES TO FOLLOW –

-

(1) All comparisons, including percentage changes, are between the three-month periods ended March 31, 2006, and 2005.

(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(3) The non-cash expenses for stock options for the three-month period ended March 31, 2006, resulted from the application of SFAS 123 (R).

(4) Luxottica Group’s communications to the financial community are and will continue to be made in accordance with U.S. GAAP. Luxottica Group consolidated U.S. GAAP results for fiscal year 2005 were announced on January 31, 2006.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2006 AND MARCH 31, 2005

KEY FIGURES IN THOUSANDS OF EURO (4)

	2006	2005	% Change
NET SALES	1,261,998	1,037,001	21.7%
NET INCOME	103,249	76,338	35.3%
EARNINGS PER SHARE (ADS) (2)	0.23	0.17
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.23	0.17

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)

	2006	2005	% Change
NET SALES	1,517,300	1,359,817	11.6%
NET INCOME	124,137	100,102	24.0%
EARNINGS PER SHARE (ADS) (2)	0.27	0.22
FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.27	0.22

Notes :

	2006	2005
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2023	1.3113
(2) Weighted average number of outstanding shares	452,023,786	449,223,438
(3) Fully diluted average number of shares	455,467,432	452,000,715

(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2006 AND MARCH 31, 2005

In thousands of Euro (1)	1Q06	% of sales	1Q05	% of sales	% Change

NET SALES	1,261,998	100.0%	1,037,001	100.0%	21.7%
COST OF SALES	(396,827)		(334,058)
GROSS PROFIT	865,170	68.6%	702,943	67.8%	23.1%
OPERATING EXPENSES:
SELLING EXPENSES	(429,661)		(373,552)
ROYALTIES	(26,654)		(16,547)
ADVERTISING EXPENSES	(87,427)		(65,666)
GENERAL AND ADMINISTRATIVE EXPENSES	(115,336)		(97,684)
TRADEMARK AMORTIZATION	(14,635)		(13,046)
TOTAL	(673,713)		(566,495)
OPERATING INCOME	191,458	15.2%	136,448	13.2%	40.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSE	(17,588)		(15,807)
INTEREST INCOME	1,660		1,955
OTHER - NET	(4,848)		6,481
OTHER INCOME (EXPENSE) NET	(20,776)		(7,371)
INCOME BEFORE PROVISION FOR INCOME TAXES	170,682	13.5%	129,077	12.4%	32.2%
PROVISION FOR INCOME TAXES	(63,152)		(49,049)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	107,530		80,028
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,281)		(3,690)
NET INCOME	103,249	8.2%	76,338	7.4%	35.3%
EARNINGS PER SHARE (ADS)	0.23		0.17
FULLY DILUTED EARNINGS PER SHARE (ADS)	0.23		0.17
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,023,786		449,223,438
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,467,432		452,000,715

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

In thousands of Euro	March 31, 2006	December 31, 2005 (1)

CURRENT ASSETS:
CASH	341,118	372,256
ACCOUNTS RECEIVABLE	584,761	461,682
SALES AND INCOME TAXES RECEIVABLE	10,624	45,823
INVENTORIES	402,717	404,331
PREPAID EXPENSES AND OTHER	122,357	93,140
DEFERRED TAX ASSETS - CURRENT	109,215	93,600
ASSETS HELD FOR SALE	10,847	10,847
TOTAL CURRENT ASSETS	1,581,639	1,481,679

PROPERTY, PLANT AND EQUIPMENT - NET	728,568	735,115

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,621,828	2,695,186
INVESTMENTS	15,949	15,832
OTHER ASSETS	77,302	44,980
SALES AND INCOME TAXES RECEIVABLE	730	730
TOTAL OTHER ASSETS	2,715,809	2,756,728

TOTAL	5,026,016	4,973,522

CURRENT LIABILITIES:
BANK OVERDRAFTS	306,750	276,122
CURRENT PORTION OF LONG-TERM DEBT	109,305	111,323
ACCOUNTS PAYABLE	267,712	291,734
ACCRUED EXPENSES AND OTHER	371,745	393,264
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	8,134	7,996
INCOME TAXES PAYABLE	164,377	133,382
TOTAL CURRENT LIABILITIES	1,228,023	1,213,821

LONG TERM LIABILITIES:
LONG TERM DEBT	1,382,487	1,420,049
LIABILITY FOR TERMINATION INDEMNITIES	56,641	56,600
DEFERRED TAX LIABILITIES - NON CURRENT	117,791	127,120
OTHER	184,982	188,421
TOTAL LONG TERM LIABILITIES	1,741,901	1,792,190

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN
CONSOLIDATED SUBSIDIARIES	14,737	13,478

SHAREHOLDERS' EQUITY:
459,056,723 ORDINARY SHARES AUTHORIZED AND ISSUED – 452,621,937 SHARES OUTSTANDING	27,543	27,479
NET INCOME	103,249	342,294
RETAINED EARNINGS	1,910,563	1,584,260
TOTAL SHAREHOLDERS' EQUITY	2,041,355	1,954,033

TOTAL	5,026,016	4,973,522

Notes :

(1) Certain amounts for 2005 have been reclassified to conform to the 2006 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2006 AND MARCH 31, 2005

- SEGMENTAL INFORMATION -

	Manufacturing		Inter-Segment
	and		Transaction and
In thousands of Euro	Wholesale	Retail	Corporate Adj.	Consolidated

2006

Net Sales	455,617	890,898	(84,517)	1,261,998
EBITDA (1)	131,652	141,536%	(29,569)	243,619
% of sales	28.9%	15.9		19.3%
Operating income	118,433	112,142	(39,117)	191,458
% of sales	26.0%	12.6%		15.2%
Capital Expenditure	16,970	25,566		42,536
Depreciation & Amortization	13,219	29,394	9,548	52,161
Assets	1,717,330	1,380,586	1,928,099	5,026,016

2005

Net Sales	326,873	756,772	(46,644)	1,037,001
EBITDA (1)	89,650	102,986	(9,684)	182,952
% of sales	27.4%	13.6%		17.6%
Operating income	77,743	76,496	(17,791)	136,448
% of sales	23.8%	10.1%		13.2%
Capital Expenditure	26,958	12,735		39,693
Depreciation & Amortization	11,907	26,490	8,107	46,504
Assets	1,576,238	1,146,932	2,017,862	4,741,031

Notes :

(1) EBITDA is the sum of Operating Income and Depreciation & Amortization

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006

AND MARCH 31, 2005, ASSUMING CONSTANT EXCHANGE RATES

In millions of Euro	1Q 2005 U.S. GAAP results	1Q 2006 U.S. GAAP results	Adjustment for constant exchange rates	1Q 2006 adjusted results

Consolidated net sales	1,037.0	1,262.0	-77.6	1,184.4

Manufacturing/wholesale net sales	326.9	455.6	-15.5	440.1

Retail net sales	756.8	890.9	-68.5	822.4

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of  fluctuations in currency exchange rates in the translation of operating results into Euro. The Company  believes that these adjusted financial measures provide useful information to both management and  investors by allowing a comparison of operating performance on a consistent basis. In addition, since  the Luxottica Group has historically reported such adjusted financial measures to the investement  community, the Company believes that their inclusion provides consistency in its financial reporting.  Further, these adjusted financial measures are one of the primary indicators management uses for  planning and forecasting in future periods. Operating measures that assume constant exchange rates  between the first quarter of 2006 and the first quarter of 2005 are calculated using for each currency the average  exchange rate for the three-month period ended March 31, 2005. Operating measures that exclude the impact  of fluctuations in currency exchange rates are not measures of performance under accounting  principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not  meant to be considered in isolation or as a substitute for results prepared in accordance with U.S.  GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the  impact of changes in exchange rates may differ from methods used by other companies. See table  above for a reconciliation of the operating measures excluding the impact of fluctuations in currency  exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted  financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better  understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006, PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD ENDED MARCH 31, 2006

		IFRS 2	IFRS 3	IAS 19	IAS 38	IAS 39	Total IAS/IFRS
	US GAAP		Business					IAS / IFRS
In thousands of Euro (1)	2006	Stock option	combination	Tfr & Pension	Intangibles	Derivatives	Adjustment	2006

NET SALES	1,261,998							1,261,998
COST OF SALES	(396,827)			748			748	(396,079)
GROSS PROFIT	865,170			748			748	865,919
OPERATING EXPENSES:
SELLING EXPENSES	(429,661)							(429,661)
ROYALTIES	(26,654)							(26,654)
ADVERTISING EXPENSES	(87,427)							(87,427)
GENERAL AND ADMINISTRATIVE EXPENSES	(115,336)			1,027			1,027	(114,309)
TRADEMARK AMORTIZATION	(14,635)							(14,635)
TOTAL	(673,713)			1,027			1,027	(672,686)
OPERATING INCOME	191,458			1,775			1,775	193,233
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,588)							(17,588)
INTEREST INCOME	1,660					(94)	(94)	1,566
OTHER - NET	(4,848)							(4,848)
OTHER INCOME (EXPENSES) NET	(20,776)					(94)	(94)	(20,870)
INCOME BEFORE PROVISION FOR
INCOME TAXES	170,682			1,775		(94)	1,681	172,363
PROVISION FOR INCOME TAXES	(63,152)			(644)		31	(613)	(63,764)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	107,530			1,131		(63)	1,069	108,599
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,281)							(4,281)
NET INCOME	103,249			1,131		(63)	1,069	104,318
EARNINGS PER SHARE (ADS)	0.23							0.23
FULLY DILUTED EARNINGS PER SHARE (ADS)	0.23							0.23
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,023,786							452,023,786
FULLY DILUTED AVERAGE NUMBER OF SHARES	455,467,432							455,467,432

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: April 28, 2006	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER